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                                                                      EXHIBIT 11


Statement Regarding Computation of Earnings Per Share

(in 000's, except per share amounts)

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
                                             Three Months Ended           Year Ended
                                            Dec. 29,    Dec. 30,       Dec. 29,   Dec. 30,
                                               2001       2000           2001      2000

BASIC AND DILUTED EARNINGS PER SHARE

Net loss                                    $ (4,811)  $(147,482)      $(27,888)  $(147,332)

Less:  Dividend on preferred stock               250           -            500           -

Loss available to common shareholders
  for basic and dilutive EPS                $ (5,061)  $(147,482)      $(28,388)  $(147,332)

Weighted average shares outstanding           48,247      47,257         47,887      47,252

Basic and diluted loss per share            $  (0.10)  $   (3.12)      $  (0.59)  $   (3.12)
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